[LETTERHEAD OF LATHAM & WATKINS LLP]

November 30, 2006

VIA EDGAR AND COURIER

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guidance Software, Inc.
Registration Statement on Form S-1
Registration No. 333-137381

Dear Ms. Jacobs:

We are writing on behalf of Guidance Software, Inc. (the “Company”), in response to a comment from the Staff of the Securities and Exchange Commission (the “Staff”) to us, as counsel for the Company, delivered to us via conference call on November 29, 2006 (the “Comment”), which Comment requested that we clarify the limitation that the opinions expressed in Exhibit 5.1 are limited to the Delaware General Corporation Law. We hereby confirm that the reference to the “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. This confirmation is being delivered in accordance with Section VIII.A.14 of the Staff’s Current Issues and Rulemaking Projects (November 14, 2000).

For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 5 marked against Amendment No. 4.

*    *    *    *    *

Questions or comments regarding this or any other matters with respect to the Registration Statement may be directed to the undersigned at (213) 891-8371 or Brian J. Casey at (213) 891-7810. Comments can also be sent via facsimile at (213) 891-8763.

Very truly yours,

/s/ Julian T. H. Kleindorfer

Julian T. H. Kleindorfer

cc.	Victor Limongelli, Esq.
Stephen E. Gillette, Esq.